

December 13, 2012

Via U.S. Mail
Mr. Peter Hodyno
President
Secure Digital, Inc.
2 Glenwood Lane
Huntington, New York 11743

> **Re:** **Secure Digital, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 27, 2012**
> **File No. 333-177744**

Dear Mr. Hodyno

We have reviewed the above-referenced filing and the related response letter dated November 26, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 15, 2012.

Risk Factors

"We will not be required to comply with certain provisions of the Sarbanes-Oxley Act…", page 11

1.   Revise the third sentence to state simply that your initial report on the effectiveness of internal controls over financial reporting will be required in your second annual report. Then state that you will not obtain auditor attestation of management's conclusion concerning the effectiveness of your internal controls over financial reporting until you are no longer an emerging growth company and are no longer a smaller reporting company. The language in the second paragraph of the risk factor should be similarly modified or eliminated. Please ensure that other references to internal controls over financial reporting in the prospectus include accurate descriptions of applicable reporting obligations.

"We are an 'emerging growth company' and we cannot be certain if the reduced disclosure requirements…," page 12

2.   Although you state on page 12 in your risk factor section that you have elected to use the extended transition period for complying with new or revised accounting standards, you provide contradictory on page 23, however, indicating that have elected <u>not</u> to use the

extended transition period. Please advise and revise your document throughout as necessary to correct for this inconsistency.

Organization Within Last Five Years

The Jumpstart our Business Startups Act of 2012, page 23

3.   Because your information statements or proxy statements will not be required to comply with Section 14 of the Exchange Act or the rules thereunder, please delete the references to "proxy statements" from the first paragraph.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

Product Development Plan, page 29

4.   We refer to prior comment 8. You continue to state that you have completed your website and that it was posted online on June 2, 2012. There appears, however, to be no functioning website under the domain name for this website provided in your document (i.e. www.sd-securitysystems.com).

5.   As a related matter, you indicate that you must spend $5,000 on further website development when programing is complete so as to allow your customers to purchase your products online and try your product prior to purchasing. Describe how you intend to offer and sell your products to your customers prior to this further development of your website. We note your document estimates that you have approximately 10 programing days until completion.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick M. Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via Email

Jill Arlene Robins, Esq.